UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-34129

CUSIP NUMBER

15234Q207

15234Q108

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS (Brazilian Electric Power Company)

Full Name of Registrant

N/A

Former Name if Applicable

Avenida Presidente Vargas, 409 – 9th floor, Edificio Herm. Stoltz, Centro

Address of Principal Executive Office (Street and Number)

Rio de Janeiro, RJ, Brazil. CEP: 20071-003

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Centrais Elétricas Brasileiras S.A. - ELETROBRAS (the “Company”) is a holding company, and therefore depends on the audited financial statements of its numerous subsidiaries and affiliates to prepare its consolidated financial statements. Despite its efforts to have its subsidiaries and affiliates complete their financial statements by early March 2012, a few of its affiliates missed this deadline. This caused the Company’s accounting team to focus on finalizing its consolidated financial statements as of and for the year ended December 31, 2011 which the Company filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on April 17, 2012 (but which were due on March 31, 2012). The late filing of the Company’s 2011 financial statements in Brazil has delayed the filing of the Company’s 2011 annual report on Form 20-F.

The Company is committed to filing its 2011 Form 20-F on or before May 15, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mary Annie Cairns Guerrero	+55 21	2514-6326
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Centrais Elétricas Brasileiras S.A. - ELETROBRAS

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2012	By	/s/ Armando Casado de Araújo
		Name:	Armando Casado de Araújo
		Title:	Financial Director Assistant